HUDSON'S GRILL INTERNATIONAL, INC.
2000 ANNUAL REPORT

LETTER TO THE SHAREHOLDERS

To the Shareholders of Hudson's Grill International, Inc.:

In 2000, Hudson's Grill International, Inc. (the "Company"), continued to sell franchises. However, because franchise growth has been slow, only one new franchise opened in 2000; it opened in Wausau, Wisconsin, in December 2000, and it has been doing very well so far. The new franchisee also has rights to open two more locations. The Company has now decided solely to franchise restaurants, at least until it has paid off all of its past due debts and has cash available to build, if it so elects to do so in the future. The Company currently has operating franchises in California, Texas, Michigan, and Wisconsin.

Substantial progress has been made in paying off debts during 2000. The Company had incurred substantial debts due to an affiliated entity that is now closed, but with the income earned in 2000, the Company has paid off a part of its past due debts. The Company estimates that it will take three or four years to pay off all of its past due debts.

Also, in 2000, the Company was spun off from Hudson's Grill of America, Inc. ("HGA"), after the registration of the Company's stock was declared effective by the Securities and Exchange Commission in August 2000. Stock certificates were actually issued and distributed in December 2000 to shareholders of HGA.

Although there have been considerable costs associated with all of these activities, the Company appears to be poised to show considerable progress in the coming months, provided that it can steer clear of problems with past due debts, which, unfortunately, continue to plague the Company.

David L. Osborn
President and Chief Executive Officer

HUDSON'S GRILLS

Hudson's Grill is a full service, limited menu concept with alcoholic beverage service. The management teams work with the philosophy that the customer should be viewed as their "Guest". They stress quality of product and service, efficient flow of communications, integrity in job performance and strong employee morale. These restaurants range in size from 2,500 to 5,500 square feet. The decor package has the theme of a "Classic Grill of the 50's and 60's", with the front end of a Hudson's automobile coming through the wall as a main feature. Some restaurants are in free standing buildings, and some are located within in-line shopping centers. The average Hudson's Grill employs approximately forty employees, seventy percent of whom are part-time employees.

The restaurants have similar operations and offer similar food. The Company plans to expand by adding new franchises. Since the restaurant industry is very competitive, the Company plans to attract loyal patrons by higher levels of service and more exacting specifications for its products, which in turn, should also attract more potential franchisees.

Most Hudson's Grill restaurants open at 11 a.m. and remain open until midnight, seven days a week, utilizing the same menu throughout all parts of the day. They specialize in 1/3 pound hamburgers with the beef patties produced to very exacting specifications. The menu also features an expanded chicken sandwich section using top quality chicken breasts and whole wheat buns. Also on the menu are salads, sandwiches, a variety of appetizers, fajitas, tacos, and handmade milkshakes and malts. Cocktails, beer and wine are also available with food. The full service restaurant concept utilizes booths and tables with waiters and waitresses serving the guests.

At December 31, 2000, the Company employed one person, who was a corporate employee.

FRANCHISE PROGRAM

The Company has been issued the trademark registration of a "Hudson's Grill" logo and of the "Hudson's" name. It also has registered its "Burgers*Shakes*Rock'n Roll" service mark. In the past, the Company has secured a permit from the California Department of Corporations to issue Hudson's Grill franchises in California and uses a Uniform Franchise Offering Circular where permitted. As of December 31, 2000, the Company had 11 franchised restaurants that were in operation. The current standard terms to franchise a restaurant are an initial fee of Thirty Five Thousand Dollars and a royalty of four percent of sales, and require that three percent of sales be used for advertising, which common advertising fee at the current time is being waived for most franchisees. For these payments, the Company is obligated to do the following: screen and train potential franchisees, review and approve sites, and provide an operations manual and assistance.

The Company is encouraging franchisees to open restaurants in medium sized markets, where advertising for one or two restaurants is cost effective. The most successful franchisees currently are located in medium sized markets. The Company plans to expand mostly through adding franchises, hopefully, in medium sized markets.

OFFICERS AND DIRECTORS

Below are officers and directors of the Company and their primary employer:

Name	Position	Principal Occupation or Employment	Name of Employer	Principal Business of Employer
David L. Osborn	President	Chief Executive Officer or Partner	Southpoint Management Corp., Famous Bars, Grills &Cafes International, Inc., and DAC Associates	Restaurant Management Services and Operations
Robert W. Fischer	Chairman of the Board, Director	Attorney and Partner	Fischer & Sanger	Legal Services
Anthony B. Duncan	Director	Franchisee and Director	Hudson's Grill of El Paso, Inc.	Restaurants
Mitzy Ferguson	Secretary	Administrative	Texas Land & Cattle, Inc.	Franchisor/Operator of Restaurants

MARKET PRICE AND MARKET INFORMATION

MARKET INFORMATION

The Company's Common Stock, no par value, is not currently traded in a public market. The Company has requested that several market makers begin a market for its stock, and one market maker has begun the process of obtaining NASD approval to do so. Once trading begins,

it will be over-the-counter market and should trade under the National Association of Security Dealers ("NASD") symbol "HGII." As of March 31, 2001, there were approximately 320 registered holders of record of the Company's Common Stock (this excludes shareholders whose stock is held by a nominee or in "street name," because a nominee or street name holder is counted as one registered shareholder even if a nominee is holding stock for many shareholders). Since there has been no market for its stock yet, the Company cannot provide a table that sets forth the reported high and low bid prices of the Common Stock for any periods regularly quoted by the NASD OTC Bulletin Board. The Company has received information that a market maker is attempting to establish a market in the Company's stock and has filed a Form 211 with the NASD to obtain authorization to do so. If and when a market develops, the Company will report this information in the future and the most likely market will be the NASD OTC Bulletin Board. Please note that the tables in the future will not reflect offer prices. Also, the over-the-counter market quotations will reflect inter-dealer prices, without retail mark-up, mark-down or commissions and will not necessarily represent actual transactions.

FISCAL YEAR ENDED DECEMBER 31, 2000	High	Low
First Quarter ended March 31, 2000	N/A	N/A
Second Quarter ended June 30, 2000	N/A	N/A
Third Quarter ended September 30, 2000	N/A	N/A
Fourth Quarter ended December 31, 2000	N/A	N/A

As of April 20, 2001, there was no closing bid price of the Common Stock. For the reasons stated above, there is currently no place where a stock quote can be obtained.

DIVIDENDS

The Company has not paid cash dividends on its common stock, and, if and when earnings are achieved, the present policy of the Company's Board of Directors (the "Board") is to retain earnings attributable to common stock to provide funds for the operation and expansion of the Company's business. The Company does not expect to pay cash dividends on its common stock in the foreseeable future.

ACCOUNTANTS

The Company has invited accountants from, to be present at the Annual Meeting; therefore they may be present. If a representative of King, Griffin & Adamson, PC, is present at the Annual Meeting of Shareholders, the representative will be allowed to answer appropriate questions, and will be afforded an opportunity to make a statement if so desired.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL STATEMENTS

For the year ended December 31, 2000, the Company had a net income of $112,781. This compares to a net loss of $92,813 for the year ended December 31, 1999. In 2000, $92,660 of the net income came from operations, while $20,121 came from other income. This compares with a loss from operations in 1999 of $101,322 and other income in 1999 of $8,509.

The Company has disposed of almost all of its direct and indirect restaurant operations and is solely in the franchising business.

REVENUES.

Franchise revenues increased due to the strong sales recorded from the Michigan franchisees and the opening of the new franchise in Wisconsin. Franchising revenues increased in 2000 to $307,495 from $208,769 for the year ended December 31, 1999.

COSTS AND EXPENSES.

Operating costs in 2000 were $214,835; this is a decrease from 1999, when operating costs were $310,091. The decrease is a result of a reduction in staff employees and from other reduced general and administrative expenses.

Interest expense has decreased significantly since the year ended December 31, 1999. The Company recorded interest expense of $11,498 for the year ended December 31, 2000; this compares with $37,289 for the year ended December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES.

At December 31, 2000, the Company had a negative working capital of $239,117 as compared to December 31, 1999, when the Company had a negative working capital of $251,601.

Changes in its liquidity and capital will depend mostly on continuing royalty fees received from franchisees using the Company's trademark and restaurant concept. This in turn will be reflective of the general economies in the areas where Hudson's Grill restaurants are located.

The Company is currently allocating more of its cash flow to pay off accounts payable; it plans to continue to do so until all of its past due debts are essentially paid off. This may take the next several years to accomplish. The Company's cash balance of $21,054 at December 31, 2000,

was $7,626 less than at the year ended December 31, 1999.

The effects of inflation on the Company are minimal; however, the recent raises in the minimum wage have affected franchisees and as a result the Company's franchisees raised the prices charged for various menu items. To the extent that the franchisees need to raise prices to offset extra costs (and are able to pass the increased costs onto customers), then the Company will have increased royalty fees. The Company expects that increases from inflation, however, will be minimal now and in the future.

The Company does not sustain much seasonal volatility in revenues since its franchisees are dispersed geographically and climactically. Additionally, it does not have any material commitments for capital expenditures and doesn't plan any in the foreseeable future.

FORM 10-KSB ANNUAL REPORT

A copy of Hudson's 2001 Form 10-KSB Annual Report, as filed with the Securities and Exchange Commission, is available upon request to shareholders and beneficial owners of shares in the Company upon written request addressed to: Hudson's Grill International, Inc., 16970 Dallas Parkway, Suite 402, Dallas, Texas 75248.

ADDITIONAL INFORMATION

EXECUTIVE OFFICE

The address for the executive office is:

16970 Dallas Parkway, Suite 402
Dallas, Texas 75248

INDEPENDENT AUDITORS

King Griffin & Adamson P.C.
14160 Dallas Parkway
Ninth Floor
Dallas, TX 75240

LEGAL COUNSEL

Fischer & Sanger
5956 Sherry Lane, Suite 1204
Dallas, Texas 75225

REGISTRAR AND TRANSFER AGENT

Registrar & Transfer Co.
10 Commerce Drive
Cranford, NJ 07016

STOCKHOLDERS MEETING

The 2001 Annual Meeting of Stockholders will be held at the Hudson's Grill International, Inc., headquarters in Dallas, Texas, located at 16970 Dallas Parkway, Suite 402, Dallas, Texas 75248, on Saturday, June 9, 2001, at 10:00 a.m. A notice of the meeting, proxy statement and proxy voting sheet, have been mailed to stockholders with this Annual Report.

FINANCIAL STATEMENTS

Attached are the audited financial statements of the Company for the most recent fiscal year ended December 31, 2001.

f\sec\010416.O01

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

HUDSON'S GRILL INTERNATIONAL, INC.

DECEMBER 31, 2000 AND 1999

HUDSON'S GRILL INTERNATIONAL, INC.

CONTENTS

	PAGE
Reports of Independent Certified Public Accountants	3
Financial Statements	
Balance Sheets at December 31, 2000 and 1999	5
Statements of Operations for the year ended December 31, 2000 and the period ended December 31, 1999	7
Statement of Stockholders' Deficit for the year ended December 31, 2000 and the period ended December 31, 1999	8
Statements of Cash Flows for the year ended December 31, 2000 and the period ended December 31, 1999	9
Notes to Financial Statements	10

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
of Hudson's Grill International, Inc.

We have audited the accompanying balance sheet of Hudson's Grill International, Inc., as of December 31, 2000 and the related statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson's Grill International, Inc. as of December 31, 2000 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

As described in Note D, the accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At December 31, 2000, the Company's current liabilities exceeded its current assets by $239,117 and its total liabilities exceeded its total assets by $286,246. Additionally, the Company generated negative cash flow from operations of $44,514 during the year ended December 31, 2000. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Unless the Company obtains additional financing, it will not be able to meet its obligations as they come due and it will be unable to execute its long-term business plan. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                                          KING GRIFFIN & ADAMSON P.C.

Dallas, Texas
March 13, 2001

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Hudson's Grill International, Inc.
Dallas, Texas

We have audited the accompanying balance sheet of Hudson's Grill International, Inc. as of December 31, 1999, and the related statement of operations, shareholders' deficit, and cash flows for the fiscal year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson's Grill International, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the period ended December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note D to the financial statements, the Company has suffered recurring losses from operations and currently has a shareholders' deficit, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HEIN + ASSOCIATES LLP

April 3, 2000
Dallas, Texas

HUDSON'S GRILL INTERNATIONAL, INC.

BALANCE SHEETS

<u>ASSETS</u>

| | December 31, | |
	2000	1999
CURRENT ASSETS		
Cash	$ 21,054	$ 28,680
Accounts receivable, net of allowance for doubtful		
accounts of $0 and $62,000, in 2000 and 1999, respectively	16,080	8,887
Long-term receivable, current portion	26,476	45,000
Other current assets	10,697	13,450
Total current assets	74,307	96,017
PROPERTY AND EQUIPMENT		
Furniture and office equipment	15,813	15,813
Restaurant furniture and equipment	23,416	23,416
Total property and equipment	39,229	39,229
Accumulated depreciation	(27,227)	(20,495)
Net property and equipment	12,002	18,734
LONG-TERM RECEIVABLE, LESS CURRENT PORTION	98,999	119,397
OTHER ASSETS	-	7,281
TOTAL ASSETS	$ 185,308	$ 241,429

The accompanying notes are an integral part of these financial statements.

5

HUDSON'S GRILL INTERNATIONAL, INC.

BALANCE SHEETS - Continued

LIABILITIES AND STOCKHOLDERS' DEFICIT

| | December 31, | |
	2000	1999
CURRENT LIABILITIES		
Bank overdraft	$ 2,874	$ -
Bank loans	16,982	-
Line of credit	17,959	-
Loans payable	45,000	-
Accounts payable	58,752	147,896
Accounts payable - related party	119,612	-
Accrued liabilities	35,055	146,394
Advances from related parties	17,190	53,328
Total current liabilities	313,424	347,618
DEFERRED REVENUE	158,130	196,792
OTHER LONG-TERM LIABILITIES	-	65,335
Total liabilities	471,554	609,745
COMMITMENTS AND CONTINGENCIES (Note F)		
STOCKHOLDERS' DEFICIT		
Common stock, Class A, no par value; 100,000,000 shares authorized, 6,656,986 shares issued and outstanding	118,545	118,545
Common stock, Class B, no par value; 15,000,000 shares authorized, no shares issued and outstanding	-	-
Additional paid-in capital	5,289	54,000
Accumulated deficit	(410,080)	(522,861)
Deferred compensation	-	(18,000)
Total stockholders' deficit	(286,246)	(368,316)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 185,308	$ 241,429

The accompanying notes are an integral part of these financial statements.

HUDSON'S GRILL INTERNATIONAL, INC.

STATEMENTS OF OPERATIONS
Year ended December 31, 2000 and period ended December 31, 1999

| | December 31, | |
	2000	1999
REVENUE	$ 307,495	$ 208,769
OPERATING COSTS	(214,835)	(310,091)
Income (loss) from operations	92,660	(101,322)
OTHER INCOME (EXPENSE)		
Income from sale of assets	26,487	30,407
Interest income	15,934	15,391
Interest expense	(11,498)	(37,289)
Other expense	(10,802)	-
Total other income (expense), net	20,121	8,509
Income (loss) before income taxes	112,781	(92,813)
Income taxes	-	-
NET INCOME (LOSS)	$ 112,781	$ (92,813)
Income (loss) per common share:		
Basic and diluted	$ 0.02	$ (0.02)
Weighted average common shares outstanding		
Basic	6,656,986	6,132,000
Diluted	7,376,986	6,132,000

The accompanying notes are an integral part of these financial statements.   7

HUDSON'S GRILL INTERNATIONAL, INC.

STATEMENT OF STOCKHOLDERS' DEFICIT
Year ended December 31, 2000 and the period ended December 31, 1999

	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Receivables due from Parent and Affiliates	Deferred Compensation	Total
Balance, January 3, 1999	6,056,986	$ 118,545	-	$ (222,745)	$ (112,925)	$ -	$ (217,125)
Common stock issued to creditors for forbearance	-	-	36,000	-	-	-	36,000
Common stock issued to officer for compensation	-	-	18,000	-	-	(18,000)	-
Advances to Parent and an affiliate	-	-	-	-	(94,378)	-	(94,378)
Receivable from Parent and affiliate charged to accumulated deficit	-	-	-	(207,303)	207,303	-	-
Stock dividend to Parent	600,000	-	-	-	-	-	-
Net loss	-	-	-	(92,813)	-	-	(92,813)
Balance, December 31, 1999	6,656,986	118,545	54,000	(522,861)	-	(18,000)	(368,316)
Compensation expense	-	-	-	-	-	18,000	18,000
Liabilities assumed from Parent	-	-	(48,711)	-	-	-	(48,711)
Net income	-	-	-	112,781	-	-	112,781
Balance, December 31, 2000	6,656,986	$ 118,545	$ 5,289	$ (410,080)	$ -	$ -	$ (286,246)

The accompanying notes are an integral part of this financial statement.

HUDSON'S GRILL INTERNATIONAL, INC.

STATEMENTS OF CASH FLOWS
Year ended December 31, 2000 and period ended December 31, 1999

	December 31,	
	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 112,781	$ (92,813)
Non cash charges included in operations		
Depreciation	6,732	6,812
Recognition of deferred compensation expense	18,000	-
Write off of accrued liabilities	(65,335)	-
Amortization of deferred revenue	(12,175)	-
Amortization of gain on sale on assets	(26,487)	(30,407)
Stock issuance for debt forbearance	-	36,000
(Increase) decrease in assets		
Accounts receivable	(7,193)	1,106
Other assets	2,753	2,176
Other long-term assets	7,281	5,233
Increase (decrease) in liabilities		
Accounts payable	(89,144)	32,201
Accounts payable - related party	119,612	-
Accrued liabilities	(111,339)	70,168
Net cash (used) provided by operating activities	(44,514)	30,476
CASH FLOWS FROM INVESTING ACTIVITIES		
Advances to Parent and affiliates	-	(94,378)
Repayment of notes receivable	38,922	30,474
Net cash generated (used) by financing activities	38,922	(63,904)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings	34,104	-
Repayments of advances from related parties	(36,138)	42,337
Net cash (used) provided by financing activities	(2,034)	42,337
Increase (decrease) in cash	(7,626)	8,909
Cash at beginning of period	28,680	19,771
CASH AT END OF PERIOD	$ 21,054	$ 28,680
SUPPLEMENTAL DISCLOSURES		
Cash flow information:		
Interest paid	$ 1,078	$ 1,290
NON CASH FINANCING ACTIVITIES		
Assumption of debt from Parent	$ 48,711	$ -

The accompanying notes are an integral part of these financial statements.

HUDSON'S GRILL INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2000 and 1999

NOTE A - BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

Hudson's Grill International, Inc. (the "Company" or "HGI") owns the franchise rights to the full restaurant concept *Hudson's Grill*. The Company provides management and support services under franchise agreements to independently owned and operated restaurants in Texas, California, Michigan and Wisconsin.

Background

The Company was incorporated in the State of Texas on October 30, 1997. On December 1, 1997 the Company became a wholly owned subsidiary of Hudson's Grill of America, Inc. ("HGAI" or "Parent"), a public company, and at that time HGAI transferred certain franchise rights and agreements to the Company. On August 15, 2000 HGAI registered the Company's stock and distributed 100% of the Company's shares to the stockholders of HGAI.

Year-end

Effective in 1999, the Company changed its fiscal year to a calendar year and its year-end to December 31. Previously the Company had operated on a 52 week fiscal year.

Cash and Cash Equivalents

Cash consists of bank and money market accounts with financial institutions. The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. The Company provides for depreciation of its office furniture and equipment and restaurant equipment using the straight line method over the estimated useful lives of the depreciable assets ranging from five to eight years. Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized. Restaurant furniture and equipment held by the Company with a cost of $23,416 has been leased to a franchisee. Lease income is based on 4% of monthly restaurant revenues, with no minimum payment. Accumulated depreciation on the office furniture and equipment and restaurant equipment is $15,614 and $11,709, respectively at December 31, 2000 and 1999. Income from the lease of equipment was $14,387 and $28,081 for the years ended December 31, 2000 and 1999, respectively. This lease has been accounted for as an operating lease by the Company since the lease does not meet the necessary criteria to be recorded as a direct financing or sales-type lease. Accordingly, these assets are included in the accompanying balance sheets.

Long-Lived Assets

The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of.* In accordance with SFAS No. 121, long-lived assets are reviewed when events or changes in circumstances indicate that their carrying value may not be recoverable. There was no impairment of the value of such assets for the years ended December 31, 2000 or 1999.

HUDSON'S GRILL INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2000 and 1999

NOTE A - BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred income taxes, if significant, are provided for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the asset and liability method, as prescribed by SFAS 109, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. Under the asset and liability method, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the payable or refund for the period plus or minus the change during the period in deferred tax assets and liabilities.

In prior years, the Company was taxed as part of a consolidated group, and the income tax amounts represented in these financial statements for the year ended December 31, 1999 are an estimate of the Company's share of these transactions. Beginning in August 2000, the Company began to be taxed on a stand-alone basis.

Loss per Common Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares and common stock equivalents outstanding for the period. Common stock equivalents are excluded from the computation if such inclusion would have an anti-dilutive effect.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates that were used.

Reclassifications

Certain 1999 amounts have been reclassified to conform to the 2000 presentation.

NOTE B - FRANCHISE ACTIVITIES

Under the terms of the standard franchise agreement, the franchisee is obligated to pay an initial franchise fee of $25,000 and a weekly royalty fee of 4% of gross revenue. Each franchisee must spend at least 3% of gross revenues on marketing, including a 1% contribution to the Company's marketing fund, where applicable. The Company is obligated to provide initial training and support, continuing management assistance, administration of advertising and sales promotion programs and establishment and monitoring of the marketing fund. During 2000 and 1999, the Company has received no contributions toward the marketing fund nor has the marketing fund been maintained.

Initial franchise fees and area franchise fees are recognized as revenue when all material conditions relating to sale have been substantially completed. Monthly franchise fees are recorded as revenue when they are earned and become receivable. One franchisee agreed to pay a higher initial franchise fee in return for a reduced monthly franchise fee. In this circumstance, the Company recognized the additional up-front fee as deferred income, which is being amortized over a period of 10 years.

During the year ended December 31, 2000, the Company added a new franchisee in Wisconsin. The franchisee paid $30,000 to obtain the rights to develop three restaurants in Wisconsin and $25,000 to open the first of these, which was opened in December 2000.

Franchise revenue consisted of the following for the years ended December 31, 2000 and 1999:

	2000	1999
Amortization of initial franchise fees	$ 38,662	$ -
Monthly franchise fees, including equipment lease income	268,833	208,769
Total franchise revenue	$ 307,495	$ 208,769

Deferred revenue consisted of the following for the years ended December 31, 2000 and 1999:

	2000	1999
Deferred revenue - January 1	$ 196,792	$ 231,852
Amortization of franchise fees during the year	(38,662)	(35,060)
Deferred revenue - December 31	$ 158,130	$ 196,792

NOTE C - SALE OF ASSETS

Prior to the distribution as described in Note A, the Company's Parent sold a restaurant in 1996 for $386,000 and agreed to receive payment over a 6 year period. The proceeds of sale were recognized as deferred gain. Revenue is recognized on an installment basis. The receivable is unsecured and bears interest at the prime rate plus 2%.

NOTE C - SALE OF ASSETS (Continued)

The sale of assets is reflected in the following balances in the accompanying balance sheets:

	Years ended December 31,	
	2000	1999
Deferred gain on sale – beginning of year	$ 110,737	$ 145,797
Gain on sale recognized during the year	(26,487)	(35,060)
Deferred gain on sale – end of year	$ 84,250	$ 110,737
Receivable balance	$ 125,475	$ 164,397
Less current portion	26,476	45,000
Long term receivable	$ 98,999	$ 119,397

NOTE D - GOING CONCERN

These financial statements have been prepared on the assumption that the Company will continue as a going concern. Current liabilities at December 31, 2000 of $313,424 exceed current assets of $74,307. Total liabilities at December 31, 2000 of $471,554 exceed total assets of $185,308. Additionally, the Company generated negative cash flows from operations totaling $44,514 during the year ended December 31, 2000. The Company's continued existence depends upon the success of management's efforts to meet the Company's obligations as they come due. There can be no degree of assurance given that the Company will be successful in these efforts.

The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or classification of liabilities which may result from the inability of the Company to continue as a going concern.

NOTE E - PAYABLES

During February 2000, the Company assumed $48,711 of liabilities of the Parent.

Bank and other loans at December 31, 2000 are as follows:

During February 2000, the Company assumed the bank credit card debt of a former employee. This loan is unsecured and bears interest at 17.65%. At December 31, 2000 the balance outstanding on the loan is $14,707. Principal and interest payments are due on demand.

During February 2000, the Company also assumed the bank credit card debt of another former employee. This loan is unsecured and bears interest at 17.00%. At December 31, 2000 the balance outstanding on the loan is $2,275. Principal and interest payments are due on demand.

HUDSON'S GRILL INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2000 and 1999

NOTE E - PAYABLES (Continued)

During February 2000, the Company assumed a loan with a financial institution of a former employee of the Parent. This loan is unsecured and bears interest at 17.00%. At December 31, 2000 the balance outstanding on the loan is $45,000. Principal and interest payments are due on demand.

During December 2000, the Company obtained a revolving credit obligation with a financial institution which provides for borrowings of up to $30,000. This loan is secured by the personal guarantee of the President of the Company and bears interest at 15.50%. Principal and interest payments are due on demand.

The Company has unpaid payroll taxes relating to the year ended December 31, 1999 totaling $6,442. Until the balance of the taxes outstanding is settled, the Company's assets are subject to Federal lien.

NOTE F - COMMITMENTS AND CONTINGENCIES

The Company leases its office space from a related party on a month-to-month basis (See Note I). Rent expense for the years ended December 31, 2000 and 1999 was $21,117 and $22,812, respectively.

The Company's Parent is involved in litigation in connection with two franchisees that have discontinued operations. There is only a remote likelihood of the Company incurring any liability in this matter and accordingly, no related costs have been accrued in these financial statements.

HGAI was, in most cases, party to the leases entered into by franchisees during the period in which it owned the franchise rights to *Hudson's Grill*. None of these restaurants' lease obligations were transferred to or assumed by the Company when its stock was registered in August 2000. The Company, based on consultation with legal counsel, is of the opinion that it will not be subject to any liability with respect to leases entered into by HGAI. HGAI lacks financial resources and has substantial contingent obligations. HGAI's creditor's, to the extent that they can obtain judgements against HGAI in excess of the liquidated assets of HGAI, could argue for the return of assets formerly held by HGAI. This could include any or all of the stock of the Company formerly held by HGAI.

The Company believes that these matters will not have a materially adverse effect on the Company's financial position and no provision for any estimated loss is reflected in the accompanying financial statements.

HUDSON'S GRILL INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2000 and 1999

NOTE G - INCOME TAXES

Income taxes at December 31, 2000 and 1999 consist of the following:

	2000	1999
Current deferred tax asset	$ -	$ 38,000
Current deferred tax liability	-	-
Valuation allowance for current deferred tax asset	-	(38,000)
Net current deferred tax asset	$ -	$ -
Non-current deferred tax asset	83,556	125,000
Non-current deferred tax liability	(57,118)	-
Valuation allowance for non-current deferred tax asset	(26,438)	(125,000)
Net non-current deferred tax asset	$ -	$ -

The current deferred tax asset at December 31, 1999 results primarily from differences in contingency and valuation reserves for financial and federal income tax reporting purposes. The non-current deferred tax asset results primarily from the net operating losses applicable to the Company. The non-current deferred tax liability results primarily from income that has been recorded for book purposes but which will be taxed in future periods. A valuation allowance has been established against the net deferred tax assets due to the uncertainty of the Company's ability to generate sufficient future taxable income. Net operating losses of approximately $226,000 are available to offset future taxable income and expire through 2019.

The effective income tax rate varies from the statutory rate for the years ended December 31, 2000 and 1999 as follows:

	2000	1999
Federal income tax at statutory rate	34%	(34%)
Stock based compensation	5.43%	-
Change in valuation allowance	(41.17%)	34%
Other	1.74%	-
	0%	0%

NOTE H - STOCK OPTIONS

During the year ended December 31, 2000, the Company issued stock options to its president and directors as compensation for services provided to the Company (see also Note I). All options vest immediately. At December 31, 2000 there were a total of 1,440,000 options outstanding.

HUDSON'S GRILL INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2000 and 1999

NOTE H - STOCK OPTIONS (Continued)

The following is a summary of stock options issued for compensation to employees:

	Options	Weighted Average Exercise Price
Outstanding at 12/31/99	-	$ -
Granted	1,440,000	0.10
Exercised	-	-
Forfeited	-	-
Outstanding at 12/31/00	1,440,000	0.10

The fair value of each option grant is estimated on the date of grant based on the fair value of the services provided. The weighted average fair value of options granted during 2000 was $0.05 per share.

The following table summarizes information about options outstanding at December 31, 2000:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number Exercisable	Weighted Avg. Exercisable Price
$0.10	1,440,000	6.7 years	$0.10	1,440,000	$0.10

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), in accounting for its compensatory options. The options granted in 2000 have exercise prices which approximate or exceed fair value and, accordingly, no compensation cost has been recognized for its compensatory stock options in these financial statements. Had compensation cost for the Company's stock options been determined consistent with FASB No. 123, "Accounting for Stock Based Compensation", the Company's net income and net income per share for the year ended December 31, 2000 would not have been significantly different from the net profit shown on the Statement of Operations.

NOTE I - RELATED PARTY TRANSACTIONS

During 2000 the Company entered into an employment agreement with the President of the Company. The terms of the agreement stated that the Company would grant the interim President 100,000 stock options per month in lieu of salary and in the event of his receiving a salary of $2,000 per month this allocation would be reduced to 50,000 shares per month. The Company also agreed to grant 10,000 stock options per month to each of the two directors of the Company, as compensation for services as directors. During 2000 the Company granted options to purchase 240,000 shares of its common stock to the directors of the Company as compensation for services, and 1,200,000 to the President of the Company. All options were granted at $0.10 per share (fair value at the date of grant).

HUDSON'S GRILL INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2000 and 1999

NOTE I - RELATED PARTY TRANSACTIONS (Continued)

A law firm associated with a director of the Company provides legal services to the Company. During the years ended December 31, 2000 and 1999 the cost of these services to the Company amounted to $120,000 and $61,000, respectively. At December 31, 2000 and 1999 the unpaid balance of these expenses were $109,652 and $85,000, respectively. These amounts are included in accounts payable – related party in the accompanying balance sheets.

The Company rents its office space from a firm in which the president of the Company and a director of the Company are partners. The related cost of renting this office space was $21,117 and $22,812, respectively for the years ended December 31, 2000 and 1999. At December 31, 2000, an amount of $9,960 of rent expense remains unpaid to this firm, and is included in accounts payable - related parties in the accompanying balance sheet.

One of the directors of the Company is also a franchisee of two restaurants. As part of an agreement with HGI these restaurants pay no monthly franchise fee to the Company. Additionally, during 1999 the Company charged $207,303 to the accumulated deficit in respect of cash loans to the Parent which were deemed uncollectible at December 31, 1999.

Advances from related parties are amouts due to an organization owned by a director of the Company, for expenses paid on the Company's behalf.

NOTE J - STOCKHOLDERS' DEFICIT

During November 1999, the Parent issued 600,000 shares of common stock to a business that was owned by directors of the Company, in return for forebearance on collecting monies owed by the Company. The estimated value of the shares issued was $36,000.

In December 1999, the Company made a commitment to issue 300,000 shares of common stock to its former president as compensation for services to be provided from December 1, 1999 through May 31, 2000 as interim Company president. The estimated value of the shares was $18,000. These shares were issued during 2001.

During 2000, the Company assumed liabilities owed by the parent company (HGAI) to its creditors. This transaction has been treated as a distribution to shareholders in the statement of stockholders' deficit. These balances aggregated $48,711 at the time of assumption.

Common stock of the Company has a stated value of $0.01 per share.

NOTE K - CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company extends unsecured credit to franchisees. In addition, in 1996 the Company's parent sold a restaurant and took an unsecured note receivable as consideration. The income from the sale has been amortized over the life of the note and at December 31, 2000, the balance of the note and the related deferred income are $125,475 and $84,250 respectively. The Company's note receivable and accounts receivable are subject to potential credit risk. The maximum exposure assuming non-performance by the debtors is the amount shown on the balance sheet at the date of non-performance. The Company believes that an adequate allowance for uncollectible accounts has been established. The allowance for uncollectible accounts is continually monitored, and adjustments are made as necessary.

HUDSON'S GRILL INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2000 and 1999

NOTE L - FAIR VALUE OF FINANCIAL INSTRUMENTS

The recorded amounts of financial assets and liabilities at December 31, 2000 and 1999 approximate fair value based on the Company's incremental borrowing rate or due to the relatively short period of time between origination of the instruments and their expected realization. Cash, accounts receivable, notes receivable, accounts payable, and other liabilities are carried at amounts that reasonably approximate their fair values.

NOTE M - SUBSEQUENT EVENTS

For the period from January 1, 2001 through the date of this report, as compensation for services rendered in 2001, the Company issued 200,000 options to acquire common stock to the President of the Company and 40,000 options to acquire common stock to other directors of the Company.

In January 2001, the Company received a judgement in respect of assets previously written off. The judgement and subsequent agreed settlement provided for $110,000 to be paid by the defendant to the Company. The first payment on the settlement of $5,353, net of legal fees and related costs was received in January 2001. Thirty-six future payments of $3,000 per month have been established, and are to begin in February 2001. No income related to the settlement has been recorded in the accompanying statements of operations.

In February 2001, 300,000 shares of the Company were issued to the President as part of an agreement entered into during 1999. (See Note J)